Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191706
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 9 DATED OCTOBER 18, 2016
TO THE PROSPECTUS DATED APRIL 27, 2016
This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc. (the “Company”), dated April 27, 2016, Supplement No. 6 dated August 18, 2016 (which consolidated and replaced all previous supplements to the prospectus), Supplement No. 7 dated September 21, 2016 and Supplement No. 8 dated September 30, 2016. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	recent real property acquisitions;

(3)	updates regarding our credit facility; and

(4)	changes to our volume discounts.
Status of Our Public Offering
We commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. We are publicly offering shares of Class A common stock and shares of Class T common stock, in any combination with a dollar value up to the maximum offering amount. As of October 14, 2016, we had accepted investors’ subscriptions for and issued approximately 66,977,000 shares of Class A common stock and 9,564,000 shares of Class T common stock in the Offering, resulting in receipt of gross proceeds of approximately $664,019,000 and $91,514,000, respectively. As of October 14, 2016, we had approximately $1,594,467,000 in Class A shares and Class T shares of common stock remaining in the Offering.
Recent Real Property Acquisitions
The following information replaces in its entirety the first sentence of the second full paragraph on page 16 of the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the first sentence of the second full paragraph on page 135 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
As of October 14, 2016, on a portfolio level, we, through wholly-owned subsidiaries of our operating partnership, owned 100% of the fee simple interest in 43 properties located in various states, consisting of approximately 2,299,000 gross rentable square feet of commercial space with a consolidated weighted average yield of 7.87% and average annual rent escalations of 2.02%.
The following information supplements, and should be read in conjunction with, the table on page 17 contained in the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the table beginning on page 135 contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

Property Description*	Date Acquired	Year Constructed	Purchase Price	Property Taxes(4)	Fees Paid to Sponsor(1)	Initial Yield(2)	Average Yield(3)	Physical Occupancy	Location	MSA(5)
AT&T Hawthorne Data Center	09/27/2016	1963(6)	$79,500,000	$637,724	$1,590,000	6.22%	7.16%	100.00%	Hawthorne, CA	Los Angeles-Long Beach-Anaheim, CA

(1)
Fees paid to the sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned

“Management Compensation” beginning on page 103 of the prospectus.

(2)
Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)
Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The properties are subject to a long-term net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

(4)	Represents the real estate taxes on the properties for 2015.

(5)	Our property is located in the metropolitan statistical area, or MSA, of its respective city and as such may compete with other facilities for tenants if the current lease is not renewed.

(6)	The AT&T Hawthorne Data Center was renovated in 1983 and 2001.

*	We believe our property is suitable for its present and intended purpose, and adequately covered by insurance.
Tenant Lease Terms
The following information supplements, and should be read in conjunction with, the table beginning on page 141 contained in the “Investment Objectives, Strategy and Policies–Tenant Lease Terms” section of the prospectus:

Property Description	Major Tenants(1)	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options(3)	Annual Base Rent at Acquisition		Annual Base Rent Per Square Foot at Acquisition	Lease Expiration
AT&T Hawthorne Data Center (2)	AT&T Corporation(4)(6)	288,000	100.00%	3/5 yr.	$4,944,000	(5)	$17.17	05/31/2026

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of their respective property. We believe this tenant is creditworthy.

(2)	All of the operations and the principal nature of the business of the tenant are data center related.

(3)	Represents option renewal period/term of each option.

(4)	The tenant entered into a net lease pursuant to which the tenant is required to pay all operating expenses and capital expenditures of the building.

(5)	The annual base rent under the lease increases every year by 3.0% of the then-current annual base rent.

(6)	AT&T Corporation is a wholly-owned subsidiary of AT&T Inc., which has a credit rating of Baa1 by Moody's Investors Service and BBB+ by Standard and Poor's Rating Services.
The following information supplements, and should be read in conjunction with, the table on page 142 contained in the "Investment Objectives, Strategy and Policies—Depreciable Tax Basis” section of the prospectus:

Property Description	Depreciable Tax Basis
AT&T Hawthorne Data Center	$71,550,000
Credit Facility
The following information supplements, and should be read in conjunction with, the discussion on page 142 contained in the "Investment Objectives, Strategy and Policies — Entry into a Credit Facility" section of the prospectus:
On September 30, 2016, our operating partnership, Carter Validus Operating Partnership II, LP, or CVOP II, and certain of our subsidiaries amended certain agreements related to the KeyBank Credit Facility to increase the maximum commitments available under the KeyBank Credit Facility from $265,000,000 to an aggregate of up to $315,000,000, consisting of a $265,000,000 revolving line of credit, with a maturity date of December 22, 2018, subject to CVOP II’s right for two, 12-month extension periods, and a $50,000,000 term loan, with a maturity date of December 22, 2019, subject to CVOP II’s right for one, 12-month extension period. Subject to certain conditions, the KeyBank Credit Facility can be increased to $550,000,000.
In connection with these amendments, the annual interest rate payable under the KeyBank Credit Facility was increased to, at CVOP II’s option, either (a) the London Interbank Offered Rate, plus an applicable margin ranging from 2.00% to 2.65% (the margin rate was previously set at a range from 1.75% to 2.65%), which is determined based on the overall leverage of CVOP II; or (b) a base rate, which means, for any day, a fluctuating rate per annum equal to the prime rate for such day, plus an applicable margin ranging from 1.00% to 1.65% (the margin rate was previously set at a range from 0.75% to 1.65%), which is determined based on the overall leverage of CVOP II.
In addition to interest, CVOP II is required to pay a fee on the unused portion of the lenders’ commitments under the KeyBank Credit Facility agreement, or the Unused Fee, at a per annum rate equal to 0.30% if the average daily amount outstanding under the KeyBank Credit Facility is less than 50% of the lenders’ commitments or 0.20% if the average daily amount outstanding under the KeyBank Credit Facility is greater than 50% of the lenders’ commitments. The Unused Fee is payable quarterly in arrears.
The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value and debt service coverage ratios contained in the KeyBank Credit Facility agreement.
As of October 14, 2016, we had a total pool availability under the KeyBank Credit Facility of $252,479,000 and an aggregate outstanding principal balance of $215,000,000. As of October 14, 2016, $37,479,000 remained to be drawn on the KeyBank Credit Facility.
Volume Discounts
The following information replaces in its entirety the first two paragraphs, the table and the paragraph following the table in “Plan of Distribution - Volume Discounts” section beginning on page 209 of the prospectus.
In connection with sales of $500,000 and over in Class A shares or Class T shares to a qualifying purchaser (as defined below), a participating broker-dealer may offer such qualifying purchaser a volume discount by reducing or eliminating the selling commissions, where applicable, and/or reducing dealer manager fees. Such reduction would be credited to the qualifying purchaser by reducing the total purchase price payable by the qualifying purchaser for the shares purchased by the qualifying purchaser. The net proceeds to us from sales of shares eligible for a volume discount will be the same as from other sales of the shares. For subscriptions of Class T shares of $2,000,000 or more, our advisor has agreed to fund a portion of the discounted dealer manager fee. Accordingly, the effective purchase price for such purchasers will be reduced further.
The following table illustrates the various discount levels that will be offered to qualifying purchasers by participating broker-dealers for Class A shares purchased in the primary offering:

Dollar Amount of Shares Purchased	Selling Commission Percentage	Dealer Manager Fee	Effective Purchase Price per Share to Investor(1)
$499,999 or less	7.00%	3.00%	$10.078
$500,000 - $999,999	6.00%	3.00%	$9.967
$1,000,000 - $1,999,999	5.00%	3.00%	$9.859
$2,000,000 - $2,999,999	4.00%	3.00%	$9.753
$3,000,00 - $4,999,999	3.00%	2.60%	$9.608
$5,000,000 - $9,999,999	2.00%	2.60%	$9.507
$10,000,000 and above	1.00%	2.40%	$9.389

(1)	Assumes a $10.078 per Class A share offering price. Discounts will be adjusted appropriately for changes in the offering price.
The following table illustrates the various discount levels that will be offered to qualifying purchasers by participating broker-dealers for Class T shares purchased in the primary offering:

Dollar Amount of Shares Purchased	Selling Commission Percentage	Dealer Manager Fee		Effective Purchase Price per Share to Investor(1)
$499,999 or less	3.00%	3.00%		$9.649
$500,000 - $999,999	2.50%	3.00%		$9.598
$1,000,000 - $1,999,999	2.50%	3.00%		$9.598
$2,000,000 - $2,999,999	1.00%	1.50%	(2)	$9.303
$3,000,000 - $4,999,999	0.00%	1.00%	(2)	$9.162
$5,000,000 and above	0.00%	0.00%	(3)	$9.070

(1)
Assumes a $9.649 per Class T share offering price. Discounts will be adjusted appropriately for changes in the offering price. We will also pay the dealer manager a distribution and servicing fee with respect to the Class T shares sold in the primary offering, which will accrue daily in an amount equal to 1/365th of 1.0% of the most recent offering price per Class T share on a continuous basis from year to year, subject to the termination of the distribution and servicing fee as described in the "Management Compensation" table beginning on page 103 of the prospectus; provided, however, that upon the termination of the primary offering, the distribution and servicing fee shall be an amount that accrues daily equal to 1/365th of up to 1.0% of the most recent NAV per Class T share on a continuous basis from year to year, subject to the termination of the distribution and servicing fee as described in the "Management Compensation" table beginning on page 103 of the prospectus.

(2)
In addition to the dealer manager fee payable by the Company to the dealer manager, our advisor will pay a 1.0% dealer manager fee to the dealer manager for purchases by an investor of $2,000,000 or more of Class T shares.

(3)	Our advisor will pay a 2.0% dealer manager fee to the dealer manager for purchases by an investor of $5,000,000 or more of Class T shares.
We will apply the reduced per share purchase price, selling commission, if applicable, and dealer manager fee, set forth in the tables above to the entire purchase of shares, not just the portion of the purchase which exceeds the $499,999 share purchase threshold, provided the purchase of all such shares is made at one time. For example, a purchase of $3,000,000 in Class A shares, which would result in the issuance of 312,240 Class A shares, in a single transaction would result in a purchase price of $9.608 per share, selling commissions of $90,000 and dealer manager fees of $78,000. You may not combine amounts purchased for Class A shares with amounts purchased for Class T shares for purposes of obtaining a volume discount.

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